UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

SILICOM LIMITED

(Name of Issuer)

Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share

(Title of class of Securities)

M84116 10 8

(CUSIP Number)

August 5, 2008

(Date of Event Which Requires Filing of this Statement)

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

Check the following box if a fee is being paid with this statement ☐. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP NO. M84116 10 8	13G	Page 2 of 4 Pages

1	NAME OR REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zohar Zisapel (no social security number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 868,853 Ordinary Shares
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 868,853 Ordinary Shares
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 868,853 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.22% (1)
12	TYPE OF REPORTING PERSON IN

(1) Based on 6,570,876 Ordinary Shares outstanding as of December 31, 2007, as disclosed in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 26, 2008.

CUSIP NO. M84116 10 8	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer: Silicom Limited

(b)	Address of Issuer's Principal Executive Offices: 8 Hanagar Street, Kfar Saba Industrial Park, Kfar Saba, Israel

Item 2.

(a)	Name of Person Filing: Zohar Zisapel

(b)	Address or principal business officer or, of none, residence: 8 Hanagar Street, Kfar Saba Industrial Park, Kfar Saba, Israel

(c)	Citizenship: Israel

(d)	Title of Class of Securities: Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share

(e)	CUSIP No.: M84116 10 8

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially Owned: 868,853 Ordinary Shares

(b)	Percent of Class: 13.22% (1)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 868,853 Ordinary Shares

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 868,853 Ordinary Shares

(iv)	Shared Power to dispose or to direct the disposition of: None

(1) Based on 6,570,876 Ordinary Shares outstanding as of December 31, 2007, as disclosed in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 26, 2008.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP NO. M84116 10 8	13G	Page 4 of 4 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2008 /s/ Zohar Zisapel —————————————— Name: Zohar Zisapel